March 26, 2025

Peter Ort
Principal Executive Officer
Digital Asset Acquisition Corp.
174 Nassau Street, Suite 2100
Princeton, NJ 08542

        Re: Digital Asset Acquisition Corp.
            Amendment No.1 to Registration Statement on Form S-1
            Filed March 14, 2025
            File No. 333-284776
Dear Peter Ort:

     We have reviewed your amended registration statement and have the following comments.

        Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our March 6, 2025 letter.

Amendment No.1 to Registration Statement on Form S-1
Our Sponsor, page 5

1. We note your response and revisions to prior comment 2. We also note that your sponsor transferred 25,000 Class B ordinary shares to each of your independent director nominees (for an aggregate of 75,000 Class B ordinary shares). However, the compensation table here and on page 120 reflect 40,000 Class B ordinary shares.
       Please revise for consistency or advise.
Dilution, page 106

2. We note your response to prior comment 9 and your revisions to your tabular dilution disclosure on the outside front cover page and page 106. In the column for maximum redemption, please revise the amount for the difference between adjusted NTBVPS
 March 26, 2025
Page 2

       and offering price for clerical accuracy.
Notes to Financial Statements
Note 1. Description of Organization, Business Operations and Going Concern, page F-7

3. We note your response to prior comment 9 indicates you revised the disclosure on page F-8. We were unable to located revised disclosure on page F-8, and we note you continue to state on page F-8 that "[t]he Company will proceed with a Business
       Combination only if the Company has net tangible assets of at least $5,000,001..."
       Please revise to remove this disclosure, or advise.
       Please contact Jeffrey Lewis at 202-551-6216 or Jennifer Monick at 202-551-3295 if
you have questions regarding comments on the financial statements and related matters. Please contact Pearlyne Paulemon at 202-551-8714 or Jeffrey Gabor at 202-551-
2544 with any other questions.



                                                          Sincerely,

                                                          Division of
Corporation Finance
                                                          Office of Real Estate
& Construction
cc:   Elliott Smith